

September 24, 2021

Chris Ryan
Chief Financial Officer
Real Brands, Inc.
12 Humbert Street
North Providence, RI 02911

   Re: Real Brands, Inc.
     Registration Statement on Form 10
     Amendment No. 1 filed September 14, 2021
     File No. 000-28027

Dear Mr. Ryan:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing